Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad



[PROOF] Invest in top pre-IPO companies

Fundrise

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With Fundrise venture capital, you can own shares of industry-leading tech companies—*before* they go public.

In less than a year, the Innovation Fund has already invested in billion-dollar companies like Vanta, a market leader in security compliance software, Inspectify, a software and data-driven property inspection platform, and Immuta, an industry leader in governance and security software.

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Why venture capital

Venture capital has been arguably the best-performing asset class of the last 50 years. The vast majority of investors, however, have had zero access and exposure to venture and therefore received zero profit from venture.

Making matters worse, with companies now staying private for longer than ever, the vast majority of returns from the tech industry in particular have accrued *before* these companies go public.

Fundrise has already solved the access problem for real estate private equity and private credit, building a bridge for investors of all sizes, with investments in a portfolio worth more than $7 billion. In the process, Fundrise became America's largest direct-access alternative asset manager.

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Invest in innovation

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The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund's investment objective is to provide total return primarily through long-term capital appreciation. All securities involve risk; please consider the risks and objectives before investing in the Fund. For more information, including the Prospectus, please visit https://fundrise.com/offerings/26/view.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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